

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

October 31, 2007

Mr. Donovan Chin
Chief Financial Officer
E Com Ventures, Inc.
251 International Parkway
Sunrise, FL 33325

> **Re: E Com Ventures, Inc.**
> **Form 10-K for the Fiscal Year Ended February 3, 2007**
> **Filed May 4, 2007**
> **File No. 0-10714**

Dear Mr. Chin:

    We have reviewed the responses in your letter filed on August 10, 2007 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended February 3, 2007

Distribution, page 6

1.   We have reviewed your response to our prior comment 1 and have the following additional comments:

- We note your statement that the Company has latitude in establishing prices within the economic constraints of the product's cost and that management negotiates the prices both on the purchase side with the supplier and the sales side with the customer. Please further explain how these prices are negotiated. Please describe how these sales are initiated, by whom and how you determine the sales price.

- Please tell us if you have any discretion in selecting an alternate supplier in these direct wholesale sales.

- We note that your analysis lacks an assertion that you are the primary obligor in these direct wholesale sale shipments, please explain. Please provide us with a sample of your sales contracts for a direct wholesale sale shipment for each of the five fiscal years ending 2006 and the twenty-six week period ending August 4, 2007.

- It appears from your analysis that you lack general inventory risk although you indicate that the company periodically accepts returns of merchandise from wholesale customers. Please quantify the amount of wholesale merchandise returns for each of the five fiscal years ending 2006 and the twenty-six week period ending August 4, 2007.

- Please detail for us the amount of all sales and purchases between Parlux and Model and its subsidiaries to which you acted as an intermediary for each of the five fiscal years ending 2006 and the twenty-six week period ending August 4, 2007. Please categorize the dollar amount of transactions for both companies in which they were suppliers and customers.

We may have further comment.

Note 6 – Bank Line of Credit and Notes Payable, page 38

2.   We have reviewed your response to prior comment number 11 and have the following additional comments:

- We are not in a position to agree that your prepayment option on the convertible note allowed you to ignore the change in the fair value of the embedded conversion feature in your cash flow analysis under EITF 96-19. Your response appears to suggest that the conversion feature lacks substance since you concluded that there was no change in the fair value of the embedded conversion option immediately before and after the modification because the Company would call the debt immediately since the conversion option is deep in the money to avoid paying interest to an in-substance equity holder, regardless of the extended terms. Please tell us the basis in GAAP for your conclusion that your redemption right on the convertible debt allows you assume that there is no fair value associated with the embedded conversion feature.

- Since we believe that the conversion feature is substantive, it appears applying the guidance in EITF 05-7 would have required you to include the change in the fair value of the embedded conversion feature as a current period cash flow in your cash flow analysis of the convertible debt akin to a fee paid for extending the maturity date. Please provide us with your fair value calculation of the embedded conversion feature immediately before and after the modification. Please provide us with a detailed calculation along with all assumptions used in the calculation.

- Provide us with an updated cash flow analysis of your convertible debt that includes the difference in the fair value of the embedded conversion immediately before and after the modification.

*   *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief